Exhibit 1

Pricing Term Sheet

J.P. Morgan Securities Inc.

Merrill Lynch, Pierce, Fenner & Smith Incorporated

Embraer-Empresa Brasileira de Aeronáutica S.A.

Common Shares (Including Common Shares in

the form of American Depositary Shares)

Issuer:	Embraer-Empresa Brasileira de Aeronáutica S.A.

Symbols:	ERJ (NYSE)/EMBR3 (BOVESPA)

ADSs/Common Shares offered:	15,492,059 ADSs and 10,935,570 Common Shares (excluding option to purchase up to 10,935,570 additional Common Shares, which may be in the form of ADSs)

Price to public:	US$41.00 per ADS and R$21.35 per Common Share

Net proceeds to selling shareholders:	US$732,869,518 (excluding option to purchase up to 10,935,570 additional Common Shares, which may be in the form of ADSs)

Closing date:	February 12, 2007

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus relating to the registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send to you the prospectus if you request it by calling toll-free 1-866-430-0686.

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